SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                             ----------------

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 1)


                             NEOFORMA.COM, INC.
          -------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.001 PER SHARE
          -------------------------------------------------------
                       (Title of Class of Securities)

                                640475 10 7
          -------------------------------------------------------
                               (CUSIP Number)

                              Marcea B. Lloyd
                 Senior Vice President and General Counsel
                                  VHA Inc.
                       220 East Las Colinas Boulevard
                          Irving, Texas 75039-5500
                               (972) 830-0000
          -------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                  COPY TO:

                              Nancy Lieberman
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                               (212) 735-3000

                              October 18, 2000
          -------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)



      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box |_| .



CUSIP NO.   640475 10 7              13D
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  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      VHA INC. (IRS Employer Identification Number 38-2182248)
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
      NOT APPLICABLE                                                (b) |_|
-----------------------------------------------------------------------------
  3   SEC USE ONLY

-----------------------------------------------------------------------------
  4   SOURCE OF FUNDS
      OO
-----------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                              |_|
-----------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
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  NUMBER OF         7     SOLE VOTING POWER              77,112,550
   SHARES           ---------------------------------------------------------
BENEFICIALLY        8     SHARED VOTING POWER            0
  OWNED BY          ---------------------------------------------------------
    EACH            9     SOLE DISPOSITIVE POWER         77,112,550
  REPORTING         ---------------------------------------------------------
 PERSON WITH        10    SHARED DISPOSITIVE POWER       0
-----------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      77,112,550
-----------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      NOT APPLICABLE                                                   |_|
-----------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      48.7% (BASED ON THE AGGREGATE OF 127,540,606 SHARES OF COMMON STOCK OUTSTANDING AS OF OCTOBER 18, 2000 AND 30,845,020 SHARES OF COMMON STOCK ISSUED TO VHA)
-----------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
      CO
-----------------------------------------------------------------------------



      This Amendment No. 1 (this "Amendment") is filed by VHA Inc., a Delaware corporation ("VHA") with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Neoforma.com, Inc., a Delaware corporation ("Neoforma"), and amends and supplements the statement on
Schedule 13D (the "Schedule 13D") filed by VHA on August 7, 2000 . All capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 to the Schedule 13D is hereby amended by adding the following:

      The name, business address, present principal occupation or employment and citizenship of each director and executive officer of VHA (the "Covered Persons") is set forth on Schedule A hereto and is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Item 3 of the Schedule 13D is hereby amended by adding the following:

      Pursuant to the Amendment, dated as of October 18, 2000 (the "Restricted Stock Amendment"), amending the Amended and Restated Common Stock and Warrant Agreement made and entered into as of March 30, 2000, and amended and restated as of May 24, 2000 (the "Common Stock Agreement"), by and between Neoforma and VHA, the warrant to acquire 30,845,020 shares of Common Stock issued to VHA pursuant to the Common Stock Agreement (the "Warrant") was cancelled and Neoforma issued to VHA 30,845,020 shares of Common Stock subject to a substantial risk of forfeiture (the "Restricted Shares").

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 of the Schedule 13D is hereby amended by adding the following:

      In order to increase the ability of VHA to create incentive programs for its member and patron healthcare organizations (the "HCOs") so that they will adopt and utilize Neoforma's internet exchange, VHA and Neoforma entered into the Restricted Stock Amendment pursuant to which the Warrant was cancelled and in its place Neoforma issued to VHA the Restricted Shares. Additionally, the forfeiture provisions relating to the Initial Forfeitable Shares (as defined below) were modified as described below. Pursuant to both the Common Stock Agreement and the Restricted Stock Amendment and as of the closing of the Restricted Stock Amendment on October 18, 2000, VHA owns the following shares of Common Stock: (1) 15,422,510 shares of Common Stock (the "Non-Forfeitable Shares") which are fully vested and not subject to any risk of forfeiture, (2) 30,845,020 shares of Common Stock (the "Initial Forfeitable Shares") subject to a risk of forfeiture as described below, (3) 23,133,764 shares of Common Stock (the "Tranche A Shares") subject to a risk of forfeiture as described below and (4) 7,711,256 shares of Common Stock (the "Tranche B Shares") also subject to a risk of forfeiture as described below.

      On each of April 1, 2001, 2002, 2003, 2004 and 2005, respectively, VHA shall forfeit and return to Neoforma, without payment of any consideration by Neoforma to VHA, 5%, 20%, 25%, 25% and 25%, respectively, of the aggregate number of Initial Forfeitable Shares issued to VHA if for the prior one-year period ending on each of January 31, 2001, 2002, 2003, 2004 and 2005, respectively, VHA fails to meet the targets specified in the Restricted Stock Amendment relating to both the cumulative number of HCOs that have signed up for Neoforma's services and the cumulative aggregate dollar volume of historical purchases of products by such HCOs.

      The Tranche A Shares and the Tranche B Shares are subject to forfeiture by VHA to Neoforma as described in this paragraph. Tranche A Shares and Tranche B Shares with respect to which all risk of forfeiture is eliminated shall become vested and are referred to as "Vested Shares." Twenty-five percent of the Tranche A Shares and Tranche B Shares shall become Vested Shares upon each of June 30, 2001, 2002, 2003 and 2004, respectively, if the cumulative purchasing volume dollar targets specified for that date (each a "Purchasing Target") are met. If the Purchasing Target relating to the Tranche A Shares (the "Tranche A Purchasing Target") is not met, a pro rata number of Tranche A shares will become Vested Shares based upon the portion of the Tranche A Purchasing Target met, and the shortfall amount will become Vested Shares only if the following year's Tranche A Purchasing Target is met in its entirety. If the Purchasing Target relating to the Tranche B Shares (the "Tranche B Purchasing Target") is not met, a pro rata number of shares will become Vested Shares based upon the amount by which the Tranche A Purchasing Target for such date is exceeded, and the shortfall amount will become Vested Shares only if the following year's Tranche B Purchasing Target is met. In certain circumstances, upon a change in control of Neoforma, all Tranche A Shares and Tranche B Shares will become Vested Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      The first two paragraphs of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

             (a) - (b) The information required by these sections of Item 5 is set forth in numbers 7-11 and number 13 of the cover page to this
      Schedule 13D and is incorporated herein by reference.

            Except as set forth in Schedule A hereto, none of the Covered Persons directly owns any of the shares of Common Stock reported on in this Schedule 13D. However, by reason of their status as directors and/or executive officers of VHA, the Covered Persons may be deemed to be the beneficial owners of the shares of the Common Stock owned directly or beneficially by VHA. VHA has been advised that each of the Covered Persons disclaims beneficial ownership of the shares of the Common Stock from time to time owned directly or beneficially by VHA.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

      Pursuant to the Restricted Stock Amendment, from and after July 26, 2000 (the "Closing") through the fifth anniversary of the Closing and for as long after this period as the outstanding shares of Common Stock beneficially owned by VHA exceeds 35% of the then outstanding Common Stock (the "Restricted Period"), VHA shall vote all shares of Common Stock it holds in excess of 19.9% in proportion to the votes cast by all of the other Neoforma shareholders, except that in the cases of a proposed change of control of Neoforma, the election of VHA's designated nominees to Neoforma's board of directors or an amendment to Neoforma's certificate of incorporation that would materially and adversely affect VHA in a manner different from its effect on other shareholders generally, VHA may vote without restriction the number of shares of Common Stock it beneficially owns equal to the product of (A) a fraction, the numerator of which is equal to (w) the number of shares of Common Stock owned by VHA minus (x) the number of Tranche A Shares and Tranche B Shares owned by VHA which are not Vested Shares, and the denominator of which is (y) the total number of shares of Common Stock outstanding minus (z) the number of Tranche A Shares and Tranche B Shares owned by VHA which are not Vested Shares, multiplied by (B) the total number of shares of Common Stock outstanding and any shares of Common Stock beneficially owned by VHA in excess of such number of shares shall be voted in proportion to the votes cast by all of the other Neoforma stockholders. Additionally, during the Restricted Period, VHA will not, without the consent of Neoforma, acquire Neoforma securities that, together with those held by VHA and its affiliates, will exceed 24% of Neoforma's Common Stock. VHA may not sell or transfer its shares of Common Stock to another person, if after such sale or transfer, this person would own 15% or more of Neoforma's outstanding Common Stock, unless the transferee agrees in writing to be bound to the same voting and acquisition restrictions that VHA is subject to, except that, for transferees, the 19.9% voting limitation and the 24% transfer limitation will each be adjusted to 15%.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

      References to and descriptions of the Restricted Stock Amendment as set forth herein are qualified in their entirety by reference to the copy of the Restricted Stock Amendment attached hereto in Exhibit 2.1 and is incorporated herein in its entirety where such references and descriptions appear.

      Exhibit 2.1 Amendment to Amended and Restated Common Stock and
                  Warrant Agreement, dated as of October 18, 2000, by and between Neoforma.com, Inc. and VHA Inc.



                                 SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 18, 2000

                                    VHA INC.


                                    By: /s/ Marcea B. Lloyd
                                       --------------------------------
                                       Marcea B. Lloyd
                                       Senior Vice President and
                                       General Counsel






                                                                 SCHEDULE A


                       DIRECTORS AND EXECUTIVE OFFICERS
                                 OF VHA INC.

      The name and principal occupation of each of the executive officers and directors of VHA Inc. are listed below. Except as set forth below, (i) the principal business address of each of the directors and executive officers of VHA Inc. is 220 East Las Colinas Boulevard, Irving, Texas 75039-5500, (ii) the country of citizenship of each of the directors and executive officers of VHA Inc. is the United States and (iii) each of the directors and executive officers of VHA Inc. directly owns zero shares of the common stock of Neoforma.com, Inc. and, since the filing of the
Schedule 13D, has effected no transactions involving such shares.


                                                                BUSINESS ADDRESS / CITIZENSHIP
                                                                 / TRANSACTIONS AND OWNERSHIP
         NAME                   PRINCIPAL OCCUPATION              IN NEOFORMA COMMON STOCK
----------------------------------------------------------------------------------------------
DIRECTORS
C.H. Beck, Jr., M.D.      Sr. Vice President, ScrippsHealth     4275 Campus Point Ct.
                                                                San Diego, CA  92121

David Bernd               President/CEO, Sentara Health         6015 Poplar Hall Dr.
                          System, Inc.                          Norfolk, VA  93502
                                                                5000 shares owned

Patrick G. Hays, FACHE    President, Senior Consultant          105B West Delaware Place
                                                                Chicago, IL  60610
                                                                600 shares owned

Van R. Johnson            President & CEO, Sutter Health        One Capital Mall
                                                                Sacramento, CA 95814

Sallye A. Liner, R.N.     EVP/COO, Forsyth Medical Center       3333 Silas Creek Pkwy
                                                                Winston-Salem, NC  27103

John C. McMeekin          President/CEO, Crozer-Keystone        100 W. Sproul Rd.
                          Health System                         Springfield, PA  19064
                                                                575 shares owned

Terri L. Potter           President/CEO, Meriter Health         202 S. Park Street
                          System                                Madison, WI  53715

Thomas M. Priselac        President/CEO, Cedars-Sinai           8700 Beverly Blvd.
                          Health System                         Los Angeles, CA  90048

Ron R. Rees               President/CEO, Halifax-Fish           1041 Dunlawton Avenue
                          Health Community                      Port Orange, FL  32119
                                                                90 shares owned

Marilyn M. Rymer, M.D.    Office Research Admin., St. Luke's    4401 Wornall Rd.
                          Hospital of Kansas City, Inc.         Kansas City, MO  64111

C. Thomas Smith           President/CEO, VHA Inc.               Bought 1,200 shares at $3.44,
                                                                2,000 shares at $3.41 and 6,800
                                                                shares at $3.50 on 8/18/00 in
                                                                brokerage transactions

James W. Varnum           President, Dartmouth-Hitchcock        One Medical Center Drive
                          Alliance                              Lebanon, NH 03756

                                                                Bought 2,000 shares on 8/28/00
                                                                at $3.125 per share in brokerage
                                                                transaction

Anthony E. Watkins, M.D.  President, Washington Hospital        110 Irving Street NW
                          Center                                Washington, DC  20010

Dan S. Wilford            President/CEO, Memorial Hermann       7737 Southwest Frwy.
                          HealthCare System                     Houston, TX  77074

Joseph A. Zaccagnino      President/CEO, Yale-New Haven         20 York Street
                          Health System                         New Haven, CT  06504


EXECUTIVE OFFICERS

Kim Alleman               Senior Vice President

Stuart B. Baker, M.D.     Executive Vice President

Daniel P. Bourque         Group Senior Vice President           1200 New Hampshire Ave., NW
                                                                Washington, DC 20036
                                                                Bought 6,500 shares on 8/18/00
                                                                at $3.00 per share in brokerage
                                                                transaction

J. Donald Caccia          Group Senior Vice President           200 Berwyn Park
                                                                Berwyn, PA  19312
                                                                Bought 2,500 shares on 8/17/00
                                                                at $2.75 per share and 4,000
                                                                shares on 8/22/00 at $3.03 per
                                                                share in brokerage transactions

Stacy Cinatl              Senior Vice President

John J. Collins,          Senior Vice President
Jr., M.D.

Mike Cummins              Senior Vice President

Michael J. Daly           Group Senior Vice President,          200 Berwyn Park
                          VHA East LLC                          Berwyn, PA  19312

K. Jeffery Hayes          Senior Vice President/Business
                          Operations

Marcea Bland Lloyd        Senior Vice President/General         Bought 3,000 shares on 8/17/00 at
                          Counsel                               $2.81 per share and 2,000 shares
                                                                on 8/18/00 at $3.12 per share in
                                                                brokerage transactions

Donald McCall             Group Senior VP, Business
                          Operations

Mark McKenna              President, Novation, LLC              125 E. John Carpenter Frwy.
                                                                Irving, TX  75062

Curt Nonomaque            Executive VP/Chief Financial          LLC, 50% owned by Mr. Nonomaque,
                          Officer                               bought 14,000 shares on 8/15/00
                                                                at an average of $3.00 per share,
                                                                4,000 shares on 8/17/00 at an
                                                                average of $2.75 per share and
                                                                2,000 shares on 8/18/00 at $3.00
                                                                per share in brokerage
                                                                transactions.

Andrea Overman            Senior VP/Marketing and
                          Communications

Marlowe Senske            Executive Vice President              Bought 2,900 shares on 8/21/00 at
                                                                $3.25 per share in brokerage
                                                                transaction